ทะเบียนเลขที่ นมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

No. PTTEP 810/008/2003

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: February 27, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____
- ☑ Financial Statement For Year 2002
- ☑ News Release on No. 1/2003
- ☑ Copy of the letter to the Stock Exchange of Thailand dated
  - February 26, 2003 "Financial Statement, Management's Discussion and Analysis on operating results for 2002, and Petroleum Reserves Report"
  - February 26, 2003 "Proposed Dividend for Year 2002"
  - February 26, 2003 "Date and Agendas for the Year 2003 General Shareholders' Meeting"
- ☐ Others ____

03007633

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

3/26

แบบฟอร์ม No-82-3827/27/2/03

No.1/2003

PTTEP announcing 2002 Financial Result and its 5-Year Plan

Dr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP) announced the Company 2002 financial performance result and 5-Year Plan at PTTEP Annual Press Conference today. He stated that PTTEP succeeded in continued supplying gas to Thailand in coping with rising imported oil prices during the Country's economic recovery period.

Because of this strong potential, PTTEP was also able to maintain the same credit rating as the Royal Thai Government. Furthermore, PTTEP was awarded as one of the best Managed Companies by many recognized financial magazines such as Asiamoney, Finance Asia and Business Week magazines. The Company also received the BG Chairman's HSE Awards in 2002 from BG Group. In addition, PTTEP was able to maintain its ISO 14001 Environmental Management System standard and ISRS, one of international HSE standards. Dr. Chitrapongse stressed that these recognitions reflected the high level of confidence in the Company's performance, which would not have been possible without the continued supports from the various Government agencies, PTT Public Company Limited (PTT Plc.), partners and PTTEP employees.

Overview of Energy Market

Dr. Chitrapongse indicated during Thailand's economic recovery period, the Country's power consumption showed an increase of 7 percent from 2001 to 9,267 Gigawatt/hour. Couple with increased usage of gas for power generation to substitute expensive imported oil, this gave rise to an increase of approximately 8 % in domestic gas consumption to an equivalent of 2,542 million standard cubic feet per day (MMSCFD).

Through its involvement in the 15 operated and non-operated joint ventures and 2 investment projects, today PTTEP gas supply amounted to 22% of total domestic gas consumption. Dr. Chitrapongse revealed that through existing projects and various investment opportunities under consideration this share of domestic petroleum supply could be increased in the near future.

Year 2002, Year of Success

Dr. Chitrapongse stated that Year 2002 was a very successful year for PTTEP in term of inbound and outbound exploration and production operations. The major activities are particularly:

1. Regarding Bongkot, PTTEP, the Operator, received the production license for Ton Rang from the Ministry of Industry. It also discovered 200 billion standard cubic feet of gas of additional reserves on Ton Sak structure.

2. Regarding Arthit, PTTEP completed 21-well drilling campaign with 13% below budget. Above all, the result also showed high potential gas reserves in the Arthit field equivalent to Bongkot at the same stage then.

3. The daily production rate of Pailin was increased from 165 to 330 MMSCFD.

4. PTTEP also signed a farm-out agreement with SOCO Vietnam, Ltd. (SOCO) to participate in two offshore exploration projects – Blocks 9-2 and 16-1 located off the coast of Vung Tau, Vietnam with 25% and 28.5% interests respectively.

5. In term of foreign investment, PTTEP acquired 100% interests and is Operator in the onshore exploration Blocks 44 in Oman

Apart from our strong commitment in striving for the best of our core business, PTTEP realized the importance of organization and human resources development couple with environment and social development. Last year, PTTEP has successfully and safely drilled and completed development wells through shallow gas zones on WP11 of Bongkot field. The gauged hole and low temperature cementing formulation technique are keys to the accomplishment. Moreover, PTTEP successfully applied new innovation in order to reduce cost in repairing tubings in slim hole monobore development wells using hydraulic workover unit. The workover of this nature is among the world first.

In term of social development activities, PTTEP incorporated with non-profit organizations, government agencies and private companies constantly dedicates to long-term social development programs with key activities. The Thai Rice Project is one of PTTEP major supporting programs that helps Thai farmers to learn new know-how on cultivating rice and rice marketing. PTTEP also continues supporting the development of Vajira Bechathat Park (Railway Park) to be sport and recreation area for public. PTTEP also organized exhibitions in order to celebrate His Majesty the King bestowing the name Navamindra Petroleum Area. Another major local communities program is " I love sport" program, in which ten high schools near PTTEP 1 Suphanburi province were invited to athletic competition. It was the 2nd successful year that PTTEP continues this program with its aim to encourage youth to play sports, exercises and avoid drugs. Furthermore, PTTEP also awarded 151 scholarships for students with outstanding performance at all levels and donated books and computer sets to many schools.

Regarding its financial performance, Dr. Chitrapongse stated as of 31 December 2002 when compared to the same period of last year, PTTEP total revenues were Baht 31,692 million,

up Baht 2,406 million or up 8% due to the increase of sales volume of approximately 101,736 barrels of oil equivalent. Total expenditures were Baht 12,753 million, up Baht 1,933 million while total net income of 2002 was Baht 12,089 million, up Baht 1,194 million compared to 2001. Total consolidated asset as of 31 December 2002 was Baht 81,745 million or an increase of Baht 4,016 million when compared to 2001. Total liability was Baht 42,786 million or a decrease of Baht 3,832 million when compared to 2001.

As of 31 December, 2002, Total consolidated proved reserves were 768 million barrels of oil equivalent which could be identified as 98 million barrels of crude and condensate, plus 4,592 billion standard cubic feet of gas. After including the portion of PTTEP's investment in Medco, total consolidated proved reserves were 826 million barrels of oil equivalent. Probable and Possible reserves including Medco's portion, which contain high uncertainty when compared to proved reserves, were 964 million barrels of oil equivalent.

PTTEP 5-Year Plan

Dr. Chitrapongse stated that PTTEP has adopted 5 key strategies in order to assure continuing success of the Company:

1. PTTEP plans to capitalize on the Country's growing demand for natural gas. Excluding future overseas investment, PTTEP has allocated Baht 92,193 million which include Capital Expenditures of Baht 59,818 million and Operating Expenditures of Baht 32,375 million, in the next five years to expand and optimize its domestic production capacity, specifically from Bongkot, Pailin, Yadana and Yetagun fields. Moreover, this budget will also be spent in Arthit field development to cope with market requirement. The production is expected to come on stream during the first half of 2006 at the rate of 300 MMSCFD.

2. PTTEP also plans to expand its operations overseas with particular emphasis on oil prospects through acquisition of exploration acreage as well as producing assets. The areas, which PTTEP is interested, include the Southeast Asian region i.e. Vietnam, Indonesia and the Thai-Cambodian Overlapping Area as well as the Middle East such as Oman. Dr. Chitrapongse emphasized that this overseas expansion is crucial to the supply of Thailand's oil reserves and the future growth of PTTEP as leader in Thailand's petroleum market.

3. PTTEP recognizes the importance of human resources development. It invested significantly in human and organization capability development through staff training, business process improvement, and full use of Information Technology. In addition, PTTEP will continue to pursue new E &P technologies that will allow

improvement in our operations, with particular emphasis on drilling which constitute a large portion of PTTEP investment.

4. It is PTTEP commitment to apply Good Corporate Governance and to blend proven management techniques, leading edge technologies, and the professionalism to achieve and maintain the highest standard of performance with care and consideration for environment and social development.

In summary, Dr. Chitrapongse said there were several reasons for continuing success of PTTEP: strong commitment in being leading E&P company, future demand for gas, PTTEP having existing production capacity and reserves ready to meet future demand as well as seeking new investment opportunity to secure long -term growing petroleum demand to Thailand.

27 February 2003

Further information, please contact

Charlie Charuvastr or Bussaban Cheencharoen

External Relations Department

Tel. 0-2537-4000

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/050/2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 26 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis on Operating Results for 2002, and Petroleum Reserves Report

Attachment:
1. 2002 Audited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2002 and 2001.
2. Management's Discussion and Analysis on Operating Results for 2002
3. Supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) – unaudited.

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its 2002 financial statements, consolidated financial statements, Management's Discussion and Analysis for 2002 as per attachments 1 and 2, and the unaudited supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report), as of December 31, 2002 as per attachment 3. These attached financial statements have already been audited by the State Audit Office and approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2002, the Company and its subsidiaries' total revenues were Baht 31,692 million, increasing 8% when compared with Baht 29,286 million in 2001. This was mainly due to the higher sales volume, which averaged approximately 101,736 Barrels of Oil Equivalent per day (BOE/D) compared with approximately 91,623 BOE/D in 2001. The increase in sales volume was mostly derived from gas sales of the Pailin Project, which averaged at 240 MMCFD, the Yadana Project, which averaged at 612 MMCFD, and the Yetagun Project, which averaged at 196 MMCFD. The average product price was USD 18.59/BOE compared with 18.68/BOE in 2001. In addition, the increase in revenue was due to the inclusion of Share of profit from investment accounted for under equity method from operation results of PT Medco Energi Internasional Tbk. (Medco) through New Links Energy Resources Limited and gain on foreign exchange from the Baht appreciation as of December 31, 2002.

-2-/Total expenses...

Total expenses of the Company and its subsidiaries were Baht 12,753 million, increasing 18% when compared with Baht 10,820 million in 2001. The increase was mainly due to higher depreciation related to an increase in completed assets used in exploration and production activities, higher production expenses related to an increase in production volumes, and higher royalties related to an increase in sales.

The Company and its subsidiaries recorded a net income of Baht 12,089 million or earnings per share of Baht 18.54 compared with net income of Baht 10,895 million or earnings per share of Baht 16.71 in 2001.

Total consolidated assets, as of December 31, 2002 were Baht 81,745 million, increasing 5% when compared with Baht 77,729 million in 2001. This is due to the increase in completed assets used in exploration and production activities in the Bongkot and Pailin Projects. Total liabilities were Baht 42,786 million, decreasing 8% when compared with Baht 46,618 million, which is mainly due to the redemption of Baht 4,000 million in unsecured and unsubordinated debenture in early 2002.

The Company and its subsidiaries would like to disclose their Reserves Report as of December 31, 2002, prepared under the requirements of FAS 69, which reports the Total Proved Reserves in terms of oil equivalent to 768 million barrels (MMBOE), which comprises 98 million barrels of crude oil and condensate, and 4,592 billion cubic feet of gas. After the inclusion of PTTEP's investment in Medco, Proved Reserves were approximately 826 MMBOE. The probable and possible reserves, which have been estimated with a lower degree of certainty when compared with the proved reserves, were approximately 964 MMBOE, inclusive of PTTEP's investment in Medco.

Yours sincerely,

Chitrapongse Kwangsukstith
President

2. Management's Discussion and Analysis on Operating Results for 2002

1. PTTEP Performance

In 2002, PTTEP was successful in implementing its strategic plans, which can be summarized as followed:

1.1 The farm-in to the exploration project blocks 9-2 & 16-1 offshore Vietnam and the discoveries in both blocks, together with the award as an operator of the onshore exploration block 44 in Oman were the two new projects in line with our corporate strategy to expand overseas investment in the oil exploration in the Asia-Pacific and Middle East region.

1.2 For the Operating Project, PTTEP aims to become the Operator with Operational Excellence. This year we were very successful in exploration and appraisal drilling for the second campaign of the Arthit project. The company produced and supplied gas from the Bongkot Project to PTT Plc. as planned, and also discovered additional 200 BCF of gas reserves in the producing Ton Sak structure. We also received approval for the production area in the Ton Rang field and the production area in the Sangkajai field in the onshore PTTEP1 Project.

On Health, Safety, and Environment (HSE), PTTEP was awarded International Environment Management System certification or ISO 14001 for our operational areas which are the PTTEP1 Project, PTTEP Office Building, the Bongkot field and Songkla Logistic Base, respectively.

In 2002, PTTEP could maintain the rating of International Safety Rating System – ISRS at Level 7 and Level 6 from the range 0-10 for the Bongkot field and Songkla Logistic base, respectively.

1.3 PTTEP has the sales volume target in 2002 at 100,000 BPD (excluding petroleum sales from Medco). The actual sales was 101,736 BPD, an increase of 11% from the previous year due to the increasing in natural gas production from the Pailin Project, which was lifted from 165 MMCFD to 330 MMCFD, together with increase in corresponding condensate production. Moreover, average production of gas in

the Yadana project was over 600 MMCFD, which was higher than Daily Contract Quantity of 525 MMCFD.

1.4 Concurrently, on Organization and Human Resource Development, PTTEP has focused on international best practice and world class-competitiveness in order to support future growth. In this matter, we have applied Good Corporate Governance and developed Internal Control System including Risk Management for ensuring implementation towards our plan. The company had also applied the concept of Organizational Learning and Knowledge Management for sustaining our organization development.

1.5 The 2002 performance yields the Return on Capital Employed (ROCE) of 23.1% which is higher than the target of 13-15%. The long term Debt-to-Equity ratio was at 0.7, lower than the target of 1.5.

2. Results of operations

On February 1, 2002, PTTEP redeemed its Baht 4,000 million unsecured and unsubordinated debenture (4 million units of Baht 1,000 each), which was issued in 1999. The debenture carried an interest rate of 6.50% per annum with 3-year maturity.

PTTEP Board of Directors' Meeting on March 26, 2002, approved the increase of PTTEP's short-term credit lines with financial institutions from Baht 1,860 million to Baht 11,570 million, in order to serve the growing business of the Company, and to provide short-term facility for any urgent needs in the future.

PTTEP General Shareholders' Meeting on April 30, 2002 approved the increase of the Company's registered capital from Baht 3,272 million to Baht 3,322 million by issuing 10 million new ordinary shares at par value of Baht 5 each, a total amount of Baht 50 million, reserved for the exercise of the warrants issued and offered to directors, management and employees of the Company. PTTEP General Shareholders' Meeting also approved the issuance and the offering of 2 million units of warrants to purchase the Company's ordinary shares for directors, management and employees of the Company in year 2002 (Exercise Ratio : 1 unit of warrant per 1 common share).

On May 17, 2002, PTTEP paid a dividend to its shareholders of Baht 6 per share, in compliance with the resolution of PTTEP General Shareholders' Meeting on April 30, 2002.

For the results of operations in 2002, PTTEP and its subsidiaries' net profit was Baht 12,089 million, or Baht 18.54 per share, increasing Baht 1,194 million or 11% when compared with 2001's net profit of Baht 10,895 million, or Baht 16.71 per share. PTTEP and its subsidiaries had a ratio of return on shareholders' equity at 34.51%.

The total revenue of PTTEP and its subsidiaries in 2002 amounted to Baht 31,692 million, increasing Baht 2,406 million or 8% when compared with Baht 29,286 million in 2001. This was mainly due to an increase in sales of Baht 2,069 million, due to the higher sales volume of 101,736 barrels of oil equivalent per day (BOED) compared with 91,623 BOED in 2001. The increase was mainly from higher sales volume of natural gas from Pailin, Yadana, and Yetagun projects, and higher sales volume of condensate from Pailin project.

PTTEP and its subsidiaries realized their share of net profits from associated companies in 2002 at a total amount of Baht 656 million, consisting of operation results from Medco Energi through New Links of Baht 530 million, and from Thai Oil Power Co., Ltd., of Baht 126 million. During 2002, PTTEP and its subsidiaries received dividends from New Links and Thai Oil Power Co., Ltd., amounting to Baht 548 and 55 million respectively.

PTTEP and its subsidiaries received interest income in 2002 of Baht 209 million, decreasing Baht 536 million when compared with Baht 745 million in 2001. This decrease was due to the decrease in average balance in short-term investments, and the lower interest rates. PTTEP and its subsidiaries' other revenues decreased by Baht 220 million compared with 2001 when PTTEPI received cash of USD 4.8 million or Baht 213 million from Petro Vietnam Exploration and Production for the transfer of its working interest in Block 46.

PTTEP and its subsidiaries had foreign exchange gain of Baht 537 million as a result of the Baht appreciation.

PTTEP and its subsidiaries incurred expenses in 2002 of Baht 12,753 million, an increase of Baht 1,933 million or 18% when compared with Baht 10,820 million in 2001. This increase was mainly due to (1) a higher depreciation related to an increase in

completed assets used in exploration and production activities in Pailin and Bongkot projects, (2) higher production expenses related to an increase in production volumes, and (3) higher royalties related to an increase in sales.

3. Financial position

As of December 31, 2002, PTTEP and its subsidiaries had total assets amounted to Baht 81,745 million, which was Baht 4,016 million higher than the end of 2001. This increase was mainly due to (1) an additional capitalized investment of assets in exploration and production activities in Pailin and Bongkot projects, and (2) an increase in cash and cash equivalents from operating activities.

Most of the current assets of PTTEP and its subsidiaries as of December 31, 2002 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of property, plant, and equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of investment accounted for under the equity method.

As of December 31, 2002, PTTEP and its subsidiaries had total liabilities of Baht 42,786 million, which was Baht 3,832 million lower than the end of 2001 as a result of net effect from (1) the redemption of Baht 4,000 million unsecured and unsubordinated debenture, and (2) the increase in deferred income tax liabilities from a temporary difference in the calculation of net assets between accounting and tax, resulting from a different method of calculating depreciation.

In 2002, PTTEP and its subsidiaries had cash flow from operations amounted to Baht 16,122 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had cash flow used in the investment activities amounted to Baht 7,001 million. Most of this was investment in additional capitalized assets used in exploration and production activities in Pailin and Bongkot projects. PTTEP and its subsidiaries had cash flow used in the financing activities amounted to Baht 7,911 million, most of which were for the redemption of unsecured and unsubordinated debenture, and the dividend payment. As of

December 31, 2002, PTTEP and its subsidiaries had cash and cash equivalents of Baht 16,306 million, an increase of Baht 1,097 million from the end of 2001.

Regarding protection against potential risks, which may affect its projects, PTTEP purchased insurance coverage by considering all kinds of perils related to each project with appropriate sum insured. In 2002, premiums on these policies were considerably higher, reflecting the fallout from terrorist attacks in the U.S.A. on September 11, 2001. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

As of December 31, 2002, PTTEP's credit ratings were as follows;

1. Baa3 (Positive Outlook) by Moody's Investors Service
2. BBB- for its long-term foreign currency and issue rating, and
   BBB+ for its long-term local currency by Standard and Poor's Ratings Services
3. BBB+ by Japan Credit Rating Agency, Ltd.
4. AA+ by TRIS Rating Company Limited

4. Impacts on Operational Results

In 2003, PTTEP expects to be awarded 3 domestic exploration concessions, which are the onshore block L22/43 next to the S1 project, the block G4/43 in the Gulf of Thailand and the block G9/43 locating in the Overlapping Thai-Cambodia Area, the latter of which PTTEP is as the sole concessionaire. L22/43 and G4/43 have oil potential while G9/43 will grant PTTEP an opportunity to participate in the exploration and development in the overlapping area.

In 2006 PTTEP has planned to produce Natural Gas from the Arthit field to serve the increasing demand of natural gas. The company has to prepare the development of the project to meet its start up schedule, in terms of operation, technical support, organization development, manpower allocation, capital mobilization and cost reduction.

Other factors, which may affect the company performance both in short and long term including fluctuation of oil price, revision of gas sales agreement, foreign exchange, are also elaborated in the section of Risk Factors to be disclosed in the 56-1 report and 2002 annual report.

3. Supplemental Information on Petroleum Exploration and Production Activities

Under the US Financial Accounting Standard no. 69 (FAS 69) and other information - Unaudited

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2002

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2002 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Arthit Project in the Gulf of Thailand and Blocks B, 48/95, 52/97, 9-2, 16-1 Projects in offshore Vietnam due to no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2002 of PTTEP and its Subsidiaries are 98 Million Stock Tank Barrels (MMSTB) for crude and condensate and 4,592 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent is 768 Million Barrels (MMBOE).

The total production in 2002 (Consolidated Companies) is 40 MMBOE or equivalent to the production rate of approximately 110,000 Barrels of Oil Equivalent per Day (BOED), approximately 11,000 BOED or 11% increase from last year. The production increase was mainly attributed to the increases of petroleum production from Yadana, Yetagun, and Pailin projects.

PTTEP indirectly holds 34.20% interest in PT. Medco Energi Internasional Tbk. (Medco), an Indonesia upstream oil and gas exploration and production company. PTTEP's share of Medco's Proved Reserves are 50 MMSTB for crude and 43 BSCF for gas. The total Proved Reserves in term of oil equivalent is 58 Million Barrels (MMBOE). Medco's Proved Reserves as of January 1, 2003 were certified by Gaffney, Clines & Associates (Consultants) Pte., Ltd. (GCA).

The total PTTEP's worldwide Proved Reserves as of December 31, 2002, including investment in Medco are 148 MMSTB for crude and condensate, and 4,635 BSCF for gas, or approximately 826 MMBOE.

	Crude & Condensate (Million Barrel)		Natural Gas (Billion Cubic Feet)	
	Domestic [2]	Foreign	Domestic [2]	Foreign
Company's share of reserves [1]				
Of consolidated companies				
As of December 31, 2001	89	9	2,707	1,933
1) Revision of previous estimates	5	-	122	-
2) Improved recovery	0[4]	-	(0.1)	-
3) Purchases/sales of petroleum in place	-	-	-	-
4) Extensions and discoveries	2	-	50	-
5) Production	(7)	(0.3)	(152)	(68)
Total consolidated companies (December 31, 2002)	89	9	2,727	1,865

	Total (Domestic & Foreign)		Barrel of Oil Equivalent (Million Barrel)		
	Crude & Condensate (Million	Natural Gas (Billion Cubic Feet)	Domestic [2]	Foreign	Total
Company's share of reserves [1]					
Of consolidated companies					
As of December 31, 2001	98	4,640	510	258	768
1) Revision of previous estimates	5	122	30	-	30
2) Improved recovery	0[4]	(0.1)	(0.02)	-	(0.02)
3) Purchases/ sales of petroleum in place	-	-	-	-	-
4) Extensions and discoveries	2	50	10	-	10
5) Production	(7)	(220)	(31)	(9)	(40)
Total consolidated companies (December 31, 2002)	98	4,592	519	249	768
MEDCO [3]	50	43	-	58	58
TOTAL WORLDWIDE (December 31, 2002)	148	4,635	519	307	826

(1) The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Includes JDA Project

(3) PTTEP indirectly holds 34.20% interest in Medco. Medco's proved reserves as of January 1, 2003 were certified by Gaffney, Clines & Associates (Consultants) Pte. Ltd. .

(4) Insignificant volume

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization. Proved properties include wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities. The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	**2002**	**2001**
Proved properties	61,273	54,885
Unproved properties	1,612	788
Support equipment and facilities	1,204	1,532
Gross capitalized costs	**64,089**	**57,205**
Accumulated depreciation, depletion, and amortization	(19,730)	(15,250)
Net capitalized costs	**44,359**	**41,955**
Capitalized costs of equity company (1)	4,315	-

(1) Represents PTTEP's share of net capitalized costs of investment in Medco

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells. Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline

(Million Baht)	2002 Domestic	2002 Foreign	2002 Total	2001 Domestic	2001 Foreign	2001 Total
Acquisition of properties						
- Proved	-	-	-	-	-	-
- Unproved	-	(37)	(37)	-	-	-
Exploration costs [(1)]	352	720	1,072	505	57	562
Development costs	6,393	(43)	6,350	6,238	10	6,248
Total	6,745	640	7,385	6,743	67	6,810
Costs incurred of equity Company[(2)]		792	792		-	-

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(2) Represents PTTEP's share of costs incurred of investment in Medco accounted for under equity method

(D) **Results of operation for producing activities**

Results of operations from oil and gas producing activities for the year 2002 and 2001 are shown in the following table.

Production costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. DD&A expense relates to capitalized costs incurred in acquisition, exploration and development activities, including transportation pipeline. Other income/expenses include pipeline transportation income and foreign exchange gains and losses. Income tax expenses are based on the tax effects arising from the operations. General corporate overhead and interest costs are excluded from the results of operations.

(Million Baht)	2002 Domestic	2002 Foreign	2002 Total	2001 Domestic	2001 Foreign	2001 Total
Gross revenues :						
Total Sales	**23,467**	**6,120**	**29,587**	**22,067**	**5,451**	**27,518**
Expenses :						
Production expenses	1,975	799	2,774	1,903	576	2,479
Exploration expenses	105	45	150	107	126	233
General administrative expenses	592	212	804	423	195	618
Petroleum royalties	2,919	505	3,424	2,743	456	3,199
Depreciation, depletion, and amortization	3,998	407	4,405	2,843	418	3,261
Other (income)/ expenses	269	(553)	(284)	291	(1,193)	(902)
Total expenses	9,858	1,415	11,273	8,310	578	8,888
Results before income taxes	**13,609**	**4,705**	**18,314**	**13,757**	**4,873**	**18,630**
Income tax expenses	5,412	700	6,112	5,569	459	6,028
Net results of operations	**8,197**	**4,005**	**12,202**	**8,188**	**4,414**	**12,602**
Results of operations of equity company[1]		**530**	**530**		-	-

[1] Represents PTTEP's share of results of operations of investment in Medco

(E) **Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves**

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved in the future, reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	Domestic		Foreign		Total	
	2002	2001	2002	2001	2002	2001
Future cash inflows	322,681	307,741	154,506	162,666	477,187	470,407
Future production costs	(51,897)	(54,526)	(21,838)	(22,814)	(73,735)	(77,341)
Future development costs	(80,159)	(80,280)	(6,435)	(5,212)	(86,594)	(85,491)
Future income tax expenses	(63,755)	(57,842)	(46,052)	(48,757)	(109,807)	(106,599)
Future net cash flows	126,870	115,093	80,181	85,883	207,051	200,976
10% annual discount	(62,059)	(58,958)	(48,933)	(51,410)	(110,992)	(110,368)
Standardized measure of						
Flows (SMDCF)	**64,811**	**56,135**	**31,248**	**34,473**	**96,059**	**90,608**
SMDCF of equity company(1)			4,911	-	4,911	-
Total SMDCF	**64,811**	**56,135**	**36,159**	**34,473**	**100,970**	**90,608**

(1) Represents PTTEP's share of discounted future net cash flows of investment in Medco.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Million Baht	2002
Present value at beginning of year	**90,608**
Sales and transfers of oil and gas produced, net of production costs	(23,282)
Development costs incurred during the period	6,597
Net changes in prices and production costs	9,929
Net change in development costs	(3,197)
Extensions, discoveries and improved recovery, less related costs	4,154
Revisions of previous quantity estimates	12,333
Accretions of discount	7,815
Net change in income taxes	(8,898)
Present value at the year end	**96,059**
PTTEP's share of present value of investment in Medco	4,911
Total Present value at the year end	**100,970**

(F) Other information

Productive Oil and Gas Wells

The number of productive wells at December 31, 2002 were as follows :

	Oil		Gas	
	Gross	Net	Gross	Net
Thailand	203	52	488	107.6
Foreign				
Southeast Asia	-	-	17	3.8
Total	**203**	**52**	**505**	**111.4**

Drilling in Progress

The number of oil and gas wells in progress at December 31, 2002 were as follows:

Exploratory

	Gross	Net
Thailand	-	-
Foreign		
Southeast Asia	1	0.3
Total	**1**	**0.3**

Development

	Gross	Net
Thailand	14	1.9
Foreign		
Southeast Asia	-	-
Total	**14**	**1.9**

Net Oil and Gas Wells Drilled Annually in 2002

Exploratory

	Net Productive wells drilled	Net dry well drilled
Thailand	7	0.5
Foreign		
Southeast Asia	1	
Total	**8**	**0.5**

Development

	Net Productive wells drilled	Net dry well drilled
Thailand	48.4	-
Foreign		
Southeast Asia	-	-
Total	**48.4**	-

File No. 82-3827

PTTEP reports audited annual financial statements as follows.

PTT Exploration and Production Public Company Limited

	Audited	
Ending December 31,	(In thousands)	
	For year	
Year	2002	2001
Net profit (loss)	12,088,959	10,894,802
EPS (baht)	18.54	16.71

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..

(Chitrapongse Kwangsukstith)

Position. President

Authorized to sign on behalf of the company

File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 052 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 26, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposed Dividend for Year 2002

PTTEP wishes to announce that the Board of Directors of the Company, at the meeting no. 2/2003/206 on February 26, 2003, passed a resolution to propose the dividend of Baht 6.75 per share to its shareholders for the year 2002 in the Annual General Shareholders' Meeting.

Yours sincerely,

Chitrapongse Kwangsukstith
President

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 053 /2003

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

February 26, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the Year 2003 General Shareholders' Meeting

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.2/2546/206 held on 26 February 2003 passed a resolution to call for the year 2003 General Shareholders' Meeting and its agendas as following.

Item	Date	Time
1. Closing date of the Company share register for the right to attend the General Shareholders Meeting and to receive dividend payment	4 April 2003	12.00 hrs. until the end of the meeting
2. General Shareholders' Meeting	24 April 2003 (at the Auditorium, 2nd Floor, Petroleum Authority of Thailand Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok)	15.30 hrs.

The agenda of the 2003 General Shareholders' Meeting are as follows:

Agenda 1 To approve the Minutes of the 2002 General Shareholders' Meeting.

The Board of Directors' Opinion: The Minutes should be approved.

Agenda 2 To acknowledge the Company's performance in the 2002 and to approve the 2002 financial statements including the dividend payment.

The Board of Directors' Opinion: The Meeting should acknowledge the Company's performance and approve the 2002 financial statements, including the dividend payment on May 9, 2003.

-2- / Agenda 3…

Agenda 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation and to set the directors' remuneration.

There are five directors who are retiring as follows:

1. Mr. Pala Sookawesh	Director
2. Mr. Nopadon Mantajit	Director
3. Mr. Wisudhi Srisuphan	Director
4. Mr. Anucha Sihanatkathakul	Director and Independent Director
5. Mr. Chitrapongse Kwangsukstith	Director and Secretary

The Board of Directors' Opinion: The meeting should elect five directors to replace those who are due to retire by rotation and to set the directors' remuneration for the year 2003 onwards. The retired directors may be re-elected.

Agenda 4 To appoint the auditor and to set his/her remuneration.

The Board of Directors' Opinion: The Meeting should appoint Office of the Auditor General and set his/her remunerations in accordance with approval by the Audit Committee.

Agenda 5 Other business.

Please be informed accordingly.

Yours sincerely,

Chitrapongse Kwangsukstith
President